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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              NCS HEALTHCARE, INC.
                           (NAME OF SUBJECT COMPANY)

                              NCS HEALTHCARE, INC.
                       (NAME OF PERSON FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    62887410
                     (CUSIP NUMBER OF CLASS A COMMON STOCK)

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS B COMMON STOCK)

                            ------------------------

                             MARY BETH LEVINE, ESQ.
                  SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                             BEACHWOOD, OHIO 44122
                                 (216) 514-3350
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

          H. JEFFREY SCHWARTZ, ESQ.                        ROBERT B. PINCUS, ESQ.
           MEGAN LUM MEHALKO, ESQ.                SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
 BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP                   ONE RODNEY SQUARE
      2300 BP TOWER, 200 PUBLIC SQUARE                   WILMINGTON, DELAWARE 19801
            CLEVELAND, OHIO 44114                              (302) 651-3000
               (216) 363-4500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is NCS HealthCare, Inc., a Delaware corporation (the "Company" or "NCS"), and the address and telephone number of the Company's principal executive offices is 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122, (216) 514-3350.

     (b) The titles of the classes of equity securities to which this statement relates are Class A Common Stock, par value $0.01 per share, of NCS (the "Class A Common Shares") and Class B Common Stock, par value $0.01 per share, of NCS (the "Class B Common Shares"). The term "Shares" refers, collectively, to the Class A Common Shares and the Class B Common Shares. As of July 28, 2002, there were 18,461,599 Class A Common Shares outstanding and 5,255,210 Class B Common Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS OF PERSON FILING THIS STATEMENT

     The Company's name, address and telephone number are set forth above under "Item 1(a) -- Subject Company Information," which information is incorporated herein by reference. The filing person is the subject company.

     (b) TENDER OFFER OF THE OFFEROR

     This statement relates to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding Class A Common Shares and Class B Common Shares at a price of $3.50 per share, net to the seller in cash. The offer is being made upon the terms and subject to the conditions set forth in the Offeror's offer to purchase, dated August 8, 2002, and in the related letter of transmittal. The consideration offered per Share, together with all of the terms and conditions of the Offeror's tender offer, is referred to herein as the "Offer."

     The Offer is disclosed in a Tender Offer Statement on Schedule TO, filed on August 8, 2002, by Omnicare and the Offeror with the Securities and Exchange Commission. The Schedule TO states that the address of the principal executive office of each of Omnicare and the Offeror is 100 East RiverCenter Boulevard, Covington, Kentucky 41011.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in this statement and on pages 7 through 11 of the Company's Proxy Statement, dated November 9, 2001, sent by NCS to its stockholders in connection with the 2001 Annual Meeting of Stockholders of NCS (the "2001 Proxy Statement"), which is Exhibit 3 to this statement and was previously filed with the Securities and Exchange Commission, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between NCS or its affiliates and (a) its executive officers, directors or affiliates; or (b) the Offeror or any of its executive officers, directors or affiliates. The above-referenced pages of the 2001 Proxy Statement are incorporated herein by reference. Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for purposes of this statement to the extent that any information contained herein modifies or supersedes such information.

     Voting Agreements. In connection with the execution of the Agreement and Plan of Merger, dated as of July 28, 2002 (the "Genesis Merger Agreement"), by and among the Company, Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis"), and Geneva Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Genesis ("Sub"), as described below under "Item 8(a). Additional Information -- Genesis Merger Agreement," and the related solicitation of proxies in support of the Genesis Merger (as defined below), on July 28, 2002, Genesis and NCS entered into separate Voting Agreements (the "Voting Agreements") with each of Jon H. Outcalt, the Chairman of the Board of Directors of NCS (the "Board" or the "NCS Board"), and Kevin B. Shaw, the President and Chief Executive Officer and a Director of NCS. Messrs. Outcalt and Shaw collectively beneficially own an aggregate of approximately 65% of the

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

voting power represented by the outstanding Shares. Pursuant to the Voting Agreements, each of these stockholders has agreed to vote, or cause to be voted, all of the Shares owned beneficially or of record by him (i) in favor of the approval and authorization of the Genesis Merger Agreement, (ii) against approval of any proposal made in opposition to or in competition with the Genesis Merger and the transactions contemplated by the Genesis Merger Agreement and (iii) against certain other types of transactions. In connection with the foregoing, Messrs. Outcalt and Shaw have each granted an irrevocable proxy to certain executive officers of Genesis to vote the Shares beneficially owned by them in favor of the Genesis Merger and against certain competing transactions. Messrs. Outcalt and Shaw have further agreed not to Transfer (as defined in the Voting Agreements) any of the Shares held by them prior to the effective time of the Genesis Merger.

     Jon H. Outcalt Agreement. Shortly after the execution of the Genesis Merger Agreement, the Company, Genesis and Mr. Outcalt entered into a Binding Term Sheet Agreement, dated as of July 28, 2002, pursuant to which, among other things, (i) in satisfaction of the Company's obligation to make certain salary continuation payments to Mr. Outcalt under the Salary Continuation Agreement, dated September 29, 2000, by and between the Company and Mr. Outcalt, as amended, Genesis has agreed to make, or cause the Company to make, two payments to Mr. Outcalt, each equal to his current base salary of $200,000, with the first payment to be made on the closing date of the Genesis Merger and the second payment to be made on the first anniversary of the closing date of the Genesis Merger; (ii) Genesis has agreed to provide Mr. Outcalt with all benefits and perquisites that he currently receives until the closing date of the Genesis Merger; (iii) in satisfaction of the pre-existing agreement between the Company and Mr. Outcalt, on the closing date of the Genesis Merger, Genesis has agreed to pay, or cause the Company to pay, to Mr. Outcalt a success fee of $200,000 for completing the restructuring plan of the Company; (iv) Genesis has agreed to retain Mr. Outcalt as a non-employee consultant for a guaranteed four-year term beginning on the closing date of the Genesis Merger (the "Consulting Period") for a fee of $175,000 per year; (v) Genesis has agreed to reimburse Mr. Outcalt for certain customary benefits and perquisites during the Consulting Period including, but not limited to, health insurance and life insurance; (vi) Genesis has agreed to make certain charitable contributions on behalf of Mr. Outcalt in the aggregate amount of up to $100,000 per year, in lieu of consulting fees; and
(vii) Genesis has agreed to seriously consider Mr. Outcalt to fill the next available seat on the Board of Directors of Genesis and to convey Founder's status on Mr. Outcalt as of the closing date of the Genesis Merger.

     Executive Officer Salary Continuation Agreements. The Company has entered into Salary Continuation Agreements, dated as of September 29, 2000, with Mr. Outcalt and each of its executive officers. These agreements generally provide for continuation of salary for a period of one to two years following a "change of control," as defined in the agreements, if the executive officer is terminated for any reason other than death, disability or for cause prior to the earlier of the date that is 12 months following a change of control or the first day of the month following the executive officer's 65th birthday. The executive officer would also be entitled to receive this payment if, following a change of control, the executive officer terminates his employment with the Company or its successor for good reason. Good reason, as defined in the agreements, includes, among other things, a reduction or diminution of base salary or other compensation or benefits, the relocation of the Company's principal executive offices outside the Cleveland, Ohio metropolitan area, and the requirement by the Company that the executive officer be based anywhere other than the Company's principal executive offices or the executive officer's then current office. In the case of Messrs. Outcalt and Shaw, William B. Byrum, the Company's Executive Vice President and Chief Operating Officer, and Gerald D. Stethem, the Company's Senior Vice President and Chief Financial Officer, termination for good reason also includes the naming of an individual other than Messrs. Outcalt, Shaw or Byrum (or, in the case of Mr. Stethem's agreement, Mr. Stethem) as Chief Executive Officer of the Company, whether such action is taken by the NCS Board or by any lender or creditor of the Company. If these agreements are triggered, the executive will receive during the one-or two-year period referred to above, base salary at an annual rate equal to the greater of the highest monthly base salary paid by the Company to the executive during the 12 months immediately preceding the change of control or the highest monthly salary paid or payable by the Company at any time from the 90-day period preceding the change of control through the date of termination of employment. In addition to salary continuation, if the agreement is triggered, the executive is entitled to health insurance, life

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

insurance and retirement benefits for the respective period of salary continuation or such longer period as any plan or policy may provide.

     Severance Benefit Plan. The Company's Severance Benefit Plan provides severance benefits, in addition to any salary continuation payments, to Mr. Outcalt and each of the executive officers if their employment is terminated as a result of corporate organizational restructuring. The severance benefit plan provides that an employee who is terminated as a result of corporate organizational restructuring will receive one week base salary for each consecutive full year of service, with a minimum severance benefit of 2 weeks and a maximum of 10 weeks.

     William B. Byrum Employment Agreement. In addition to the Company's Salary Continuation Agreement with Mr. Byrum, Mr. Byrum entered into an Employment Agreement with the Company, dated July 1, 2001, which provides that if at any time during the term of the agreement, Messrs. Outcalt and Shaw cease to own or control, in the aggregate, at least 50% of the voting power of the Company, the scope of the chief operating officer's responsibilities are materially changed, or Mr. Byrum's employment with the Company is terminated by the Company for any reason other than disability, good cause (as defined in the Employment Agreement), or death, Mr. Byrum is entitled to receive, as a severance benefit, his annual base salary and benefits for a period equal to the longer of 18 months or the number of months remaining in the term of the Employment Agreement. However, the Salary Continuation Agreement between Mr. Byrum and the Company is incorporated into the Employment Agreement by reference and, in the event payments are made under the Salary Continuation Agreement, no severance payments are to be made under the Employment Agreement.

     Executive Officer Bonuses. Pursuant to resolutions adopted by the NCS Board on November 29, 2000 and September 26, 2001, respectively, each of Messrs. Outcalt and Shaw is entitled to a bonus of $200,000 upon a change of control. These bonuses were granted by the NCS Board in lieu of semi-annual retention payments made by the Company to certain other employees. Mr. Byrum's Employment Agreement provides that he is to receive $50,000 on each of September 30, 2002, December 31, 2002, March 31, 2003 and June 30, 2003, with payment of such amounts accelerated upon a change of control, as defined in his Salary Continuation Agreement.

     Director and Officer Retention and Indemnification Agreement. The Company has entered into a Retention and Indemnification Agreement, dated June 26, 2002, with each of the directors and officers of the Company which provides that the Company will indemnify each director and officer against certain expenses and amounts that may be incurred in connection with any actions or proceedings associated with the individual's position as a director or officer of the Company. The Retention and Indemnification Agreement also provides for funding of a trust by the Company for purposes of satisfying any expenses incurred by the directors and officers, as described in the agreement. The trust has been funded by the Company in the principal amount of $975,000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) POSITION OF THE BOARD OF DIRECTORS

     After careful consideration by a committee of the NCS Board comprised of independent, outside directors (the "Independent Committee"), including a thorough review of the Offer with the Independent Committee's and the Company's legal and financial advisors, the Independent Committee and, based in part upon the recommendation of the Independent Committee, the NCS Board have determined to recommend that NCS stockholders reject the Offer and not tender their Shares in the Offer. As described in greater detail below, the Independent Committee and the Board believe that the Offer is highly conditional, illusory and many of the conditions to the Offer are not capable of being satisfied as a result of the current contractual arrangements between NCS, certain NCS stockholders and Genesis. Given the tenor and results of Omnicare's previous discussions with the Company, the Independent Committee and the Board believe that there is a much higher certainty of consummating the Genesis transaction (which provides payment in full to the Company's debt holders and provides significant value to NCS equity holders), thereby increasing the likelihood that value will be delivered to NCS stakeholders. The Offer, by contrast, does not contain a binding
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

commitment from Omnicare to provide a full and complete recovery to the creditors of NCS. Although the Independent Committee and the NCS Board recognize that the Offer, if consummated, may provide greater consideration to the Company's equity holders than the Genesis Merger, given the certainty of recovery afforded to NCS debt holders by the Genesis transaction, and in light of the fiduciary duties owed to creditors by the Independent Committee and the NCS Board, the Independent Committee and the Board continue to believe that the Genesis Merger represents a better alternative for NCS stakeholders. In addition, the Offer does not provide NCS stockholders with the opportunity to participate in any long-term appreciation in the value of Omnicare.

     ACCORDINGLY, THE INDEPENDENT COMMITTEE AND THE BOARD RECOMMEND THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Independent Committee and the Board reserve the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Independent Committee or the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

     A form of letter communicating the NCS Board's recommendation to holders of Shares and a press release relating to the recommendation to reject the Offer are filed as Exhibits 1 and 2 to this statement and are incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE BOARD'S POSITION

     Background. Commencing in 1999, NCS's Board and management became increasingly concerned about the Company's financial condition and its future viability given developing market conditions and the significant changes occurring in the healthcare industry. Contraction in reimbursement levels from government programs and health maintenance organizations, as well as general volatility in the industry, had led the Company's single largest customer and a number of other industry participants to seek protection under the federal bankruptcy laws. The impact of compressed margins resulting from the reduction in reimbursement rates, coupled with a deterioration of the quality and collectibility of the Company's accounts receivable and the general market perception of the healthcare sector, resulted in a precipitous decline in the Company's stock price. In addition, the Company's substantial leverage, consisting of approximately $206 million principal amount of outstanding senior debt and $102 million principal amount of outstanding subordinated debt, as well as significant outstanding trade credit, exacerbated these problems for the Company.

     As a result of the continued deterioration of conditions in the healthcare industry and a general downturn in the Company's business, the Company could no longer remain in compliance with the covenants under its senior credit facility. After failed attempts to negotiate an amendment to the senior credit facility in order to provide NCS with additional time to improve its operating performance, the Company determined to explore strategic alternatives in order to ensure the long-term viability of the Company and protect the interests of its stakeholders.

     In February 2000, NCS retained UBS Warburg LLC ("UBS Warburg") as its financial advisor to assist the Company in identifying possible strategic alternatives. After unsuccessful preliminary discussions with a significant industry participant, NCS instructed UBS Warburg to expand the scope of its inquiries. In April 2000, NCS modified its engagement letter with UBS Warburg to include the evaluation of all available restructuring alternatives, in addition to a variety of other strategic transactions. At the direction of NCS, UBS Warburg began identifying potential strategic and financial acquirors, as well as parties that might be interested in making an investment in NCS. Over the next several months, UBS Warburg targeted over 50 different entities in an attempt to solicit their interest in a variety of transactions with NCS.

     During this time period, the Company began to experience increased liquidity problems, with cash reserves reaching critical levels. In addition, on April 21, 2000, the Company received a formal notice of default from the senior lenders under the credit facility. As a result of this action, the Company experienced increased pressure from its lenders and suppliers and, in July 2000, an ad hoc committee (the "Ad Hoc Noteholder Committee") of holders of the Company's 5 3/4% convertible subordinated debentures due 2004 (the "Notes") was formed. In order to preserve its remaining operating cash, in late August 2000, NCS
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

negotiated a change in payment terms with its primary supplier, placing a moratorium on payments to the supplier and providing relief from the Company's immediate cashflow problems. As a result, however, the Company agreed to accept a daily pre-payment arrangement for future purchases from this supplier.

     Notwithstanding the efforts of UBS Warburg over the preceding months, the breadth of its contacts with potential acquirors and investors and the wide variety of transaction structures considered, by October 2000, the Company's attempt to pursue restructuring alternatives had produced only one non-binding indication of interest. At that time, UBS Warburg advised the NCS Board and management that no viable strategic alternatives could be identified and that the one available indication of interest implied an enterprise value for NCS of $190 million -- a valuation substantially below the face value of the Company's senior debt. Throughout this time period, the Company faced continually increasing pressure from its senior lenders and the recently formed Ad Hoc Noteholder Committee. Given this state of affairs, NCS considered filing for bankruptcy court protection and began to seek debtor-in-possession financing, as well as other lending alternatives and investment models intended to recapitalize NCS as an independent operating company.

     Concerned with UBS Warburg's deteriorating relationship with the Company's senior lenders, in December 2000, NCS terminated its engagement of UBS Warburg and engaged Brown, Gibbons, Lang & Company L.P. ("Brown Gibbons") as its exclusive financial advisor due to Brown Gibbons' experience in the restructuring field. Hopeful that a non-bankruptcy restructuring plan could be developed by the spring of the following year, Brown Gibbons further expanded the scope of alternatives to be considered by the Company. At meetings with its senior lenders during January and February 2001, NCS discussed a variety of non-bankruptcy restructuring scenarios involving varying levels of financing and the issuance of a variety of preferred and common equity securities and warrants. By March 2001, the Company was continuing to pursue restructuring alternatives, none of which proved capable of creating consensus among the lenders. As these alternatives were discussed and explored, it became increasingly apparent that a full recovery to the holders of the Notes was remote. Moreover, recovery for the Company's equity holders appeared extremely unlikely.

     In February 2001, NCS's senior lenders required the Company to deposit the $2.875 million semi-annual interest payment due to the Note holders on February 15, 2001 into a pledge account as additional collateral security for the senior credit facility. In addition, the senior lenders prohibited the Company from making any further interest payments on the Notes. As a result of its failure to make the interest payment on the Notes and its stated intention not to make the next required payment on August 15, 2001, on April 6, 2001, NCS received a formal notice of default and acceleration from the indenture trustee for the Notes. During approximately the same time period, NCS began discussions with various investor groups regarding a restructuring of the Company in a "pre-packaged" bankruptcy. These discussions continued in various forms through the summer of 2001. Despite providing a number of parties with due diligence materials and engaging in fairly advanced negotiations with certain of these parties, NCS had not received any proposal that it believed provided an acceptable recovery to its stakeholders.

     In July 2001, the president and chief executive officer of Omnicare approached the president of NCS at an industry conference and expressed general interest in a transaction between the two companies. Thereafter, the Company's president contacted Omnicare and indicated that the Board had invited Omnicare to commence discussions with Brown Gibbons regarding a possible transaction. In a letter dated July 20, 2001, Omnicare proposed an acquisition of substantially all of the Company's assets under Section 363 of the United States Bankruptcy Code at a purchase price of $225 million, conditioned upon satisfactory completion of due diligence and other matters. This indication of interest was sent by Omnicare, without warning, to the Company's public facsimile number. Notwithstanding that this indication of interest contemplated a purchase price substantially less than the face value of the outstanding NCS debt and would provide little, if any, recovery to the Company's Note holders and no recovery to the Company's equity holders, NCS requested that Omnicare execute a confidentiality agreement containing provisions that had previously been agreed to by at least 36 other parties that had expressed interest in a potential transaction with NCS. Omnicare was unwilling to execute the proposed confidentiality agreement, objecting to certain customary restrictions on Omnicare's activities while engaged in the due diligence review. Concerned by the fact that Omnicare would not agree to the standard protections afforded NCS by other potential acquirors and investors, by the potential harm to the Company and its stakeholders that might result from allowing Omnicare to review the Company's
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non-public information without being subject to these restrictions and by
Omnicare's disregard for the Company's efforts to maintain confidentiality of discussions and preserve employee loyalty and productivity in generally uncertain times, NCS nevertheless attempted to continue discussions with Omnicare. NCS requested in writing that Omnicare follow certain procedures for future communications with the Company and provide a definitive list of due diligence materials required by Omnicare.

     After spending an inordinate amount of time negotiating a confidentiality agreement with Omnicare -- primarily resulting from Omnicare's unwillingness to accept customary restrictions on its ability to solicit the Company's customers and employees, use competitively sensitive non-public information and acquire NCS debt securities -- on August 29, 2001, NCS received a revised indication of interest from Omnicare which attached Omnicare's proposed form of confidentiality agreement. The revised indication of interest also contemplated a purchase of the Company's assets under Section 363 of the United States Bankruptcy Code and reflected a proposed purchase price of $270 million, again subject to due diligence and other conditions. Concerned that Omnicare was unwilling to agree to standard provisions in the Company's proposed confidentiality agreement, but unwilling to forego the opportunity to consider all value-enhancing alternatives for the Company's stakeholders, particularly an opportunity to combine with the industry's largest participant, NCS again engaged in discussions with Omnicare, ultimately executing a confidentiality agreement in late September 2001. NCS then provided Omnicare with substantially all of the documents and information that Omnicare had identified as critical to its due diligence inquiry. Because the scope of the Omnicare confidentiality agreement was more limited than the Company's proposed form of confidentiality agreement, however, NCS did not provide Omnicare, its largest single competitor, with a limited amount of highly sensitive, non-public competitive information.

     In October 2001, representatives of Brown Gibbons met with representatives of Omnicare's financial advisor, Merrill Lynch, to review Omnicare's proposal, Brown Gibbons' analysis of the potential synergies associated with an Omnicare/NCS combination and the Company's views regarding an appropriate transaction structure and acceptable valuations for NCS. Given the potential $77 to $87 million of operating synergies Brown Gibbons believed were associated with such a transaction, Brown Gibbons expressed the view that a bankruptcy sale under Section 363 did not maximize value to NCS's stakeholders. The proposed NCS bankruptcy filing would likely adversely affect NCS's enterprise value and such a sale would not permit a reasonable recovery to the Company's Note holders and other unsecured creditors and would provide no recovery to the Company's equity holders. On this basis, Brown Gibbons requested that Omnicare reconsider its proposed transaction structure, suggesting a non-bankruptcy acquisition of NCS that would provide value to all of the Company's stakeholders and recognize the potential operating synergies associated with a combination of NCS and Omnicare. With the support of its creditors, in October 2001 and again in January 2002, NCS continued its efforts to engage Omnicare in discussions regarding a transaction along the lines proposed by Brown Gibbons. From August 2001 through January 2002, the Company's financial advisors attempted to communicate with Omnicare regarding a revised structure for a transaction and review of the due diligence materials provided by NCS. Omnicare, however, never responded to the Company in any meaningful manner. NCS nevertheless continued to provide Omnicare with the due diligence materials permitted by the confidentiality agreement between the parties and responded to additional inquiries from Omnicare as they were received. In late January 2002, NCS provided Omnicare with updated financial information.

     Commencing in the fall of 2000, the Company had implemented a variety of measures intended to improve cash flows from operations, including reductions in operating and overhead costs by accelerating the consolidation or closing of pharmacy locations, continuing reductions in employee headcount and more aggressive accounts receivable collection and inventory reduction efforts. As a result of these and other initiatives, by early 2002, NCS began to forecast improved operating performance, although the Company remained in default on approximately $350 million of obligations.

     Throughout this period, NCS continued to engage in discussions with a number of other entities, including a number of potential strategic and financial acquirors and investors. Despite engaging in fairly detailed negotiations with a number of parties entailing the exchange of proposed term sheets, letters of intent and NCS's advancement of due diligence expenses incurred by interested parties, NCS was unable to find a
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

viable strategic alternative. In January 2002, representatives of the Ad Hoc Noteholder Committee contacted Genesis Health Ventures regarding a possible acquisition of NCS. Shortly thereafter, Genesis executed the Company's standard form of confidentiality agreement and, in early February 2002, Genesis began its due diligence investigation of NCS.

     Also in February 2002, NCS was informed by representatives of the Ad Hoc Noteholder Committee that the Ad Hoc Noteholder Committee was engaged in discussions with Omnicare regarding a possible NCS transaction. Significantly, Omnicare did not contact NCS from February 2002 until the receipt of the July 26, 2002 letter described below. In mid-February, representatives of the Ad Hoc Noteholder Committee informed NCS that a draft asset purchase agreement was being prepared by Omnicare's advisors and that NCS would be receiving the draft in the near future. When the draft asset purchase agreement was finally forwarded to NCS by representatives of the Ad Hoc Noteholder Committee on April 10, 2002, the agreement again provided for a Section 363 bankruptcy sale. Although the consideration proposed by Omnicare had been increased to $313,750,000, subject to an undefined purchase price adjustment, the consideration was still lower than the face value of the Company's outstanding obligations, including funded debt and trade credit, and the terms of the proposal required that 20% of the purchase price be placed in escrow for an indefinite period of time. After giving effect to the costs and expenses relating to a bankruptcy filing, the Company calculated that the proposal would have provided a limited recovery to the Company's Note holders and trade creditors and no recovery to the Company's equity holders. The Company believed that this proposal did not reflect the potential operating synergies associated with a combination of NCS and Omnicare. Still believing that a bankruptcy was not the appropriate method of maximizing value to all NCS stakeholders, and that promising alternatives were developing, NCS indicated to the Ad Hoc Noteholder Committee that it was not interested in this proposal and would not participate in the Ad Hoc Noteholder Committee's bankruptcy sale discussions with Omnicare.

     In March 2002, the NCS Board appointed an Independent Committee of the Board comprised of Messrs. Boake Sells and Richard Osborne for the purpose of reviewing, evaluating and negotiating any possible strategic transaction.

     Through May 2002, Genesis continued its due diligence investigation of NCS, requesting and receiving additional materials which had also been provided to Omnicare. During this time, Genesis made clear that any proposal that it would make to NCS would be conditioned on the Note holders' agreement to the proposed transaction and on Messrs. Outcalt and Shaw, who in the aggregate own 65% of the Company's voting power, entering into voting agreements to vote in favor of such proposal and against any competing proposal. On May 14, 2002, a meeting of the NCS Independent Committee was held to review the status of the restructuring process. At that time, no acceptable proposals were under consideration by NCS, although preliminary discussions with Genesis were beginning to progress.

     In June 2002, Genesis proposed a merger transaction with no associated bankruptcy filing, a full recovery by the senior debt holders, 70% recovery by the Note holders, assumption of trade credit obligations, and a recovery of $7.5 million for the Company's equity holders. During discussions later that month, the Genesis proposal for the Company's Note holders improved, but continued to provide less than a full recovery. By late June, the recovery to equity holders under the Genesis proposal had also improved to $20 million. At the request of Genesis, the Company's financial advisor and legal counsel met with representatives of Genesis and its legal counsel on June 26, 2002. At this meeting, the parties began to engage in more definitive discussions regarding structure, regulatory issues and a proposed timetable for consummating the transaction. Genesis reiterated its position that their discussions were conditioned on NCS dealing exclusively with Genesis, the Note holders' "lock-up" agreement and the stockholders' voting agreements. At the request of Genesis, after consideration and approval by the Independent Committee, on July 3, 2002, NCS entered into an exclusivity agreement with Genesis effective July 1, 2002 which expired on July 19, 2002, but provided for an automatic extension until July 26, 2002 if the parties were still in discussions on the initial expiration date. Later on July 3, 2002, Genesis provided NCS with a draft merger agreement, a draft of the Note holders' "lock up" agreement and draft voting agreements to be entered into by Messrs. Outcalt and Shaw.

     During the weeks that followed, NCS continued to negotiate the terms of the definitive merger agreement with representatives of Genesis. Simultaneously, NCS continued its efforts to reach consensus among the debt holders to support the Genesis transaction. During this time period, improvements to the Genesis transaction and other concessions were requested by the Ad Hoc Noteholder Committee and NCS and granted by Genesis. Also during this time period, Genesis performed additional due diligence regarding recent developments involving the Company. Despite the substantial progress in the discussions between NCS and Genesis over the preceding weeks, the parties had not been able to finalize the definitive merger agreement and secure a consensus among the Note holders prior to the July 26, 2002 expiration date of the exclusivity agreement between Genesis and NCS. By telephonic meeting held on the morning of July 26, 2002, the NCS Independent Committee, believing that NCS and Genesis were close to reaching agreement on the definitive merger documentation, authorized an extension of the exclusivity agreement through July 31, 2002, as requested by Genesis. During this time period, the Independent Committee engaged Candlewood Partners to act as co-financial advisor and to render a fairness opinion in connection with the Genesis transaction.

     At the time of the extension of the exclusivity agreement, the Company was not engaged in discussions with any party other than Genesis and NCS had not received any communications directly from Omnicare since February 2002. Later that day, however, after Omnicare apparently became aware of the Company's discussions with Genesis, NCS received via facsimile a new conditional indication of interest from Omnicare contemplating an acquisition of NCS at a purchase price of $3.00 per share in cash and retirement or assumption of the outstanding NCS debt at its full principal amount plus accrued and unpaid interest. As with Omnicare's prior proposals, and notwithstanding the due diligence that previously had been performed by Omnicare, the new Omnicare indication of interest continued to be subject to satisfactory completion of due diligence. Significantly, this was the first proposal from Omnicare that did not contemplate a bankruptcy court filing for NCS. Late in the afternoon on July 26, 2002, NCS representatives received voicemail phone messages from Omnicare representatives asking to discuss the letter. In light of the restrictions contained in the Genesis exclusivity agreement, a nearly definitive merger agreement with Genesis and a new conditional indication of interest from Omnicare, the NCS Independent Committee met on July 26, 2002 to discuss these events.

     After discussion, the Independent Committee directed the Company's financial advisor to request that Genesis improve the economic terms of their proposed transaction. The Independent Committee then determined to review the results of those discussions and develop a course of action based on that review.

     The Company's financial advisor commenced discussions with Genesis on the evening of July 26, 2002 and suggested that Genesis consider enhancing the economic terms as related to the Note holders and the equity holders. In response to that suggestion, on July 27, 2002, representatives of Genesis contacted NCS. Concerned that the Ad Hoc Noteholder Committee was unable to obtain the consent of a sufficient number of the Note holders, Genesis proposed that the Notes be redeemed in cash at their full principal amount, including accrued and unpaid interest and redemption premium, representing a $31 million increase in the cash payment from Genesis. Genesis also proposed a modification to the exchange ratio representing an approximately 80% increase in the number of shares of Genesis common stock to be issued to NCS equity holders in the merger. Most significantly, however, Genesis indicated that if this revised proposal were not accepted and definitive documentation executed by the end of the day on July 28, 2002, the offer would be withdrawn and Genesis would terminate discussions.

     After careful consideration, at a meeting held telephonically on July 28, 2002, the Independent Committee determined to recommend that the NCS Board approve the Genesis transaction. This determination was based on a variety of factors, including:

     - the belief of the Independent Committee that given the Company's distressed financial condition, the Independent Committee owed fiduciary duties not only to the Company's stockholders, but also to its creditors, which they believed were best discharged by accepting the Genesis transaction and the associated certainty of recovery for NCS creditors and stockholders;

     - the fact that the Genesis transaction offered NCS creditors an opportunity for a full and complete recovery and also provided significant value to NCS equity holders;

     - the fact that Genesis common stock would be issued to NCS equity holders in the Genesis transaction, thereby affording these holders an opportunity to share in potential increases in the long-term value of a combined Genesis/NCS enterprise;

     - the concern of the Independent Committee that the Omnicare indication of interest was predatory in nature and intended primarily to disrupt the ongoing discussions with Genesis, which concern was based on:

      - the timing of the indication of interest, which was received in the final stages of negotiation with Genesis, hours after the extension of the exclusivity agreement had been executed and after the absence of any communication from Omnicare for a period of several months;

      - the consideration suggested by Omnicare, which while substantially in excess of valuations proposed by Omnicare in previous discussions, continued to be conditioned on undefined due diligence and other as yet undetermined conditions, essentially rendering the proposed indication of interest illusory in nature;

     - the fact that the Omnicare indication of interest was non-binding and highly conditional and the belief of the Independent Committee that the price per share offered by Omnicare might be subject to reduction following Omnicare's due diligence review of NCS or if discussions with Genesis were terminated;

     - the fact that Omnicare continued to condition its proposal on satisfactory completion of due diligence, notwithstanding that Omnicare had previously performed due diligence;

     - the belief of the Independent Committee that the Genesis transaction had a greater certainty of consummation, based on a variety of factors, including:

      - the highly conditional nature of the Omnicare indication of interest, which remained subject to due diligence and other as yet unknown conditions to be included in the definitive documentation relating to the transaction;

      - the course of dealing between NCS and Omnicare over the preceding year;

      - the difficulty encountered by NCS in attempting to negotiate a confidentiality agreement with Omnicare;

      - the unreasonable positions taken by Omnicare in prior discussions, including:

        - Omnicare's unwillingness to accept restrictions on its ability to purchase NCS debt securities, use competitively sensitive non-public information or solicit customers and employees of NCS while engaging in due diligence;

        - the repeated insistence of Omnicare in proposing a Section 363 bankruptcy sale notwithstanding the benefits of a non-bankruptcy acquisition to NCS, the Company's improving operating performance and the potential operating synergies associated with a combination of NCS and Omnicare; and

        - Omnicare's insistence in pursuing an acquisition of the Company's assets in a bankruptcy proceeding and seeking to negotiate that transaction with the Ad Hoc Noteholder Committee rather than negotiating a merger transaction with the Company.

     - the fact that the principal terms of the Genesis Merger Agreement had been fully negotiated by the time the Omnicare conditional indication of interest was received and the fact that negotiation of definitive agreements with Omnicare had not yet commenced;

     - the lack of communication from Omnicare to NCS over the preceding months and the inability to generate a productive dialogue between the two companies regarding a transaction;

     - the restrictions contained in the exclusivity agreement between NCS and Genesis;

     - the belief of the Independent Committee that there might be significantly greater antitrust risks associated with a transaction with Omnicare, NCS's single largest competitor; and

     - the continued belief of the Independent Committee that the Genesis transaction represented the best available alternative for all NCS stakeholders given the uncertainty associated with the Omnicare conditional indication of interest.

At a telephonic meeting of the NCS Board held later that day for the purpose of receiving and acting upon the recommendation of the Independent Committee, the Company's co-financial advisor, Candlewood Partners, delivered its opinion to the NCS Board to the effect that, based upon and subject to the assumptions and other factors set forth therein, as of July 28, 2002, the consideration to be received by the holders of NCS Class A and Class B common stock in the Genesis Merger was fair to such holders from a financial point of view. Based in part on the recommendation of the Independent Committee, and after taking into account all of the factors described above, the NCS Board unanimously voted to approve and declare the advisability of the Genesis Merger and recommend that NCS stockholders vote in favor of the adoption of the Genesis Merger Agreement. A definitive merger agreement between NCS and Genesis, as well as the related Voting Agreements, were signed later that day.

     At approximately 4:30 a.m. on July 29, 2002, hours after the Genesis Merger Agreement was executed, Omnicare faxed a letter to NCS restating its conditional indication of interest and attaching a draft merger agreement. Later the same morning, Omnicare issued a press release publicly disclosing the indication of interest in violation of the non-disclosure obligations contained in Omnicare's confidentiality agreement with the Company.

     On August 1, 2002, Omnicare filed suit in the Court of Chancery of the State of Delaware seeking, among other things, to enjoin the consummation of the Genesis Merger and, on August 8, 2002, Omnicare commenced the Offer for all outstanding NCS Class A Common Shares and Class B Common Shares at a price of $3.50 per share, net to the seller in cash.

     By letter dated August 8, 2002, Omnicare expressed a desire to discuss the terms of the Offer with representatives of NCS. This letter again conditioned Omnicare's proposal on the satisfactory completion of Omnicare's due diligence investigation of NCS, a condition conspicuously absent from Omnicare's tender offer materials distributed to NCS stockholders.

     By letter dated August 15, 2002, Omnicare submitted a revised merger agreement providing for the payment of $3.50 per share to the holders of the Class A Common Shares and the Class B Common Shares and indicated that Omnicare believed it could execute that agreement before August 22, 2002.

     Since the commencement of the Offer, several additional lawsuits have been filed seeking damages and injunctive relief in connection with the Genesis Merger, as described under "Item 8. Additional Information -- Legal Matters."

     (c) REASONS FOR THE BOARD'S POSITION; FACTORS CONSIDERED BY THE BOARD

     After careful consideration by the Independent Committee, including a thorough review of the Offer with the Independent Committee's and the Company's legal and financial advisors, the Independent Committee and, based in part upon the recommendation of the Independent Committee, the NCS Board have determined to recommend that NCS stockholders reject the Offer and not tender their Shares in the Offer. As described in greater detail below, the Independent Committee and the Board believe that the Offer is highly conditional, illusory and many of the conditions to the Offer are not capable of being satisfied as a result of current contractual arrangements between NCS, certain NCS stockholders and Genesis. More significantly, the Independent Committee and the Board believe that there is a much higher certainty of consummating the Genesis transaction (which provides a full and complete recovery to the Company's creditors and provides significant value to NCS equity holders), thereby increasing the likelihood that value will be delivered to NCS stakeholders.

     In reaching their respective determinations to recommend that stockholders reject the Offer, the Independent Committee and the Board each considered numerous factors in consultation with senior management of NCS and the Independent Committee and the legal and financial advisors to the Company, including but not limited to the following:

     The Offer is Highly Conditional. The Offer is subject to numerous conditions, including, among others, the requirement that: (i) at least a majority of the total voting power of all outstanding NCS securities be validly tendered in the Offer and not withdrawn (the "Minimum Tender Condition"); (ii) the Genesis Merger Agreement be terminated (the "Merger Termination Condition");
(iii) the Voting Agreements with Jon H. Outcalt and Kevin B. Shaw be terminated (the "Voting Agreement Termination Condition"); (iv) NCS stockholders not approve and adopt the Genesis Merger Agreement (the "Stockholder Approval Condition"); (v) NCS not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare's ability to acquire NCS or otherwise diminishing the expected economic value to Omnicare of the acquisition of NCS (the "No Impairment Condition"); and (vi) the termination fee provision in the Genesis Merger Agreement be invalidated or the obligation to pay any amounts under the provision be terminated, without payment of any fee (the "Termination Fee Condition"). In addition to the various conditions described above, Omnicare's August 8, 2002 letter further conditioned Omnicare's proposal on the satisfactory completion of Omnicare's due diligence investigation of NCS, a condition conspicuously absent from Omnicare's tender offer materials distributed to NCS stockholders.

     The Conditions to the Offer are Not Capable of Being Satisfied. Given the contractual arrangements between Genesis and NCS, including the Voting Agreements entered into by Messrs. Outcalt and Shaw, it is not possible to satisfy the various conditions to the Offer. For example, the Minimum Tender Condition is not capable of being satisfied because the terms of the Voting Agreements prohibit Messrs. Outcalt and Shaw from tendering their Shares in the Offer. Since Messrs. Outcalt and Shaw hold approximately 65% of the Company's outstanding voting power, the Minimum Tender Condition cannot be satisfied.

     The Merger Termination Condition is not capable of being satisfied because the terms of the Genesis Merger Agreement do not permit NCS to terminate the agreement to accept a competing proposal. Similarly, the Voting Agreement Termination Condition is not capable of being satisfied because the terms of the Voting Agreements do not provide Messrs. Outcalt and Shaw with termination rights under the circumstances presented. Since Messrs. Outcalt and Shaw hold Shares representing approximately 65% of the Company's outstanding voting power and the Voting Agreements require them to vote their Shares in favor of the Genesis Merger, the Stockholder Approval Condition is also not capable of being satisfied.

     Although the No Impairment Condition may be capable of being satisfied, it is drafted in extremely broad and general terms and, according to the terms of the Offer, Omnicare has the sole discretion to decide whether that condition, as well as all other conditions, have been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, this condition creates uncertainty regarding whether Omnicare would be required to consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Omnicare to cause the condition to not be satisfied. Finally, the Termination Fee Condition is not capable of being satisfied since, under the terms of the Genesis Merger Agreement, there are virtually no circumstances under which NCS could terminate the Genesis Merger Agreement and consummate a transaction with Omnicare without payment of the termination fee.

     The Offer Is Illusory. Since many of the numerous conditions to the Offer are incapable of being satisfied, as described above, the Independent Committee and the Board believe that the Offer is illusory because even if NCS stockholders were to tender their shares in the Offer, the Offer cannot be consummated by Omnicare without the waiver of a number of significant conditions which the Independent Committee and the Board believe Omnicare would not be willing to waive. The Independent Committee and the Board further believe that Omnicare has intentionally structured the Offer in this manner. In so doing, the Offer may primarily be intended to cause disruption to the pending arrangements with Genesis, thereby jeopardizing a transaction that will provide for a full and complete recovery for the Company's debt holders, in addition to providing substantial value to NCS equity holders.

     All of the conditions to the Offer, including the due diligence condition referenced in Omnicare's August 8, 2002 letter and the No Impairment Condition described above, are drafted to provide Omnicare with extremely broad latitude in determining, in its sole discretion, whether or not to consummate the Offer. Even assuming the numerous conditions to the Offer could be satisfied or waived, given the course of dealing between NCS and Omnicare over the months preceding the Offer, the Independent Committee and the Board believe that there is significant uncertainty as to whether the Offer would be consummated on the terms proposed or at all, thereby making the Offer illusory, because any number of facts or circumstances identified by Omnicare in the course of its due diligence investigation or otherwise may be used as a basis for refusing to consummate the Offer or reducing the value to be delivered to NCS stakeholders.

     The Genesis Transaction Provides Fair Value. In addition to providing a full and complete recovery to the Company's debt holders, the pending transaction with Genesis provides significant value to the NCS equity holders. The Offer, by contrast, does not contain a binding commitment from Omnicare to provide a full and complete recovery to the creditors of NCS. The Omnicare tender offer materials only indicate that Omnicare "currently intends" to discharge the Company's line of credit and redeem the Notes. Although the Independent Committee and the NCS Board recognize that the Offer, if consummated, may provide greater consideration to the Company's equity holders than the Genesis Merger, given the certainty of recovery afforded to NCS debt holders by the Genesis transaction, and in light of the fiduciary duties owed to creditors by the Independent Committee and the NCS Board, the Independent Committee and the Board continue to believe that the Genesis Merger represents a better alternative for NCS stakeholders. The Genesis Merger also offers NCS stockholders the opportunity to participate in the long-term appreciation in the value of the combined company, while no similar opportunity is afforded by the Omnicare Offer.

     Other Factors. In addition to the factors described above, in reaching their respective determinations to recommend that stockholders reject the Offer, the Independent Committee and the Board also considered many of the factors, including the course of dealing of the parties and related matters, that had previously been considered in connection with the July 28, 2002 determination to accept the Genesis proposal. See "Item 4. The Solicitation or
Recommendation -- Background" above.

     ACCORDINGLY, BASED ON THE FOREGOING, THE INDEPENDENT COMMITTEE AND THE BOARD RECOMMEND THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Independent Committee and the Board reserve the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Independent Committee or the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached. Under the terms of the Genesis Merger Agreement, NCS can provide non-public information and engage in discussions with a party making a competing acquisition proposal only if the NCS Board concludes in good faith (after consultation with its legal and financial advisors) that the proposal is, or is likely to result in, a Superior Proposal within the meaning of the Genesis Merger Agreement. Given the highly conditional nature of the Offer, the inability of certain of those conditions to be satisfied, and the other reasons set forth above, the NCS Board has not been able to conclude, at this time, that the Offer constitutes a Superior Proposal within the meaning of the Genesis Merger Agreement.

     The foregoing discussion of the information and factors considered by the Independent Committee and Board is not intended to be exhaustive but addresses all of the material information and factors considered by the NCS Independent Committee and Board in their consideration of the Offer. In view of the variety of factors and the amount of information considered, the Independent Committee and Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Independent Committee and Board may have given differing weights to different factors. Throughout its deliberations, the Independent Committee and Board received the advice of the Independent Committee's and the Company's financial and legal advisors, each of whom was retained to advise the Independent Committee and the Board in connection with the Offer, among other matters.

     (d) INTENT TO TENDER

     To the best of the Company's knowledge, none of the Company's executive officers or directors currently intends to tender in the Offer any of the Shares that he or she holds of record or beneficially.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained Georgeson Shareholder Communications Inc. ("Georgeson") to assist it in connection with the Company's communications with its stockholders with respect to the Offer. Georgeson will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     NCS is not currently engaged in negotiations or discussions with Omnicare or any other party regarding the Offer. As discussed below under "Item 8(a). Additional Information -- Genesis Merger Agreement," the Company is a party to the pending Genesis Merger Agreement. Pursuant to Section 5.2(c) of the Genesis Merger Agreement, NCS is prohibited from, among other things, directly or indirectly soliciting, initiating, encouraging, knowingly facilitating or inducing any proposal that constitutes, or could reasonably be expected to result in, an Acquisition Proposal. Under the Merger Agreement, an "Acquisition Proposal" is broadly defined to include any proposal to acquire 10% or more of the Company's net revenues, net income or assets, 10% of any class of the Company's securities, 10% of the Company's voting power or 40% of the face value of the Company's outstanding Notes.

     Notwithstanding the foregoing, NCS may furnish non-public information to and engage in discussions with a party making an Acquisition Proposal if the Board determines in good faith, after consultation with its legal and financial advisors, that the proposal is, or is likely to result in, a Superior Proposal. A "Superior Proposal" is defined in the Genesis Merger Agreement as a bona fide written Acquisition Proposal for all of the Company's outstanding capital stock and Notes which the Board, in its good faith judgment after consultation with its financial advisors, determines is superior to the Genesis Merger. In making this determination, the Board must take into account all of the terms of the proposal deemed relevant by the Board, including: (i) break-up fees; (ii) expense reimbursement provisions; (iii) conditions to the transaction; (iv) expected timing; (v) risks of consummation; (vi) the ability of the party making the proposal to obtain financing and (vii) all other legal, financial, regulatory and other aspects of the transaction. In addition, prior to engaging in discussions with or providing non-public information to a party making a Superior Proposal, the party making the proposal must enter into a confidentiality agreement with NCS on terms no less restrictive than the terms contained in the confidentiality agreement between NCS and Genesis. Based on the factors discussed above under "Item 4(b). The Solicitation or Recommendation -- Background; Reasons for the Board's Position," the NCS Board has not been able to conclude, at this time, that the Offer constitutes a Superior Proposal within the meaning of the Genesis Merger Agreement.

     On August 8 and August 19, 2002, the NCS Board met to consider and review the Offer in light of the pending Merger Agreement with Genesis discussed below under "Item 8(a). Additional Information -- Genesis Merger Agreement," and on August 19, 2002, the Board adopted resolutions regarding the recommendation set forth above under "Item 4(a). The Solicitation or Recommendation -- Position of the Board of Directors," including authorizing the filing of this Schedule 14D-9.

     The NCS Board has determined that disclosure of the specific terms of any discussions or negotiations that have occurred in the past or may occur in the future, including the identities of the parties thereto, may be detrimental to the best interests of the Company and its stakeholders. Accordingly, at the meeting held on August 19, 2002, the NCS Board adopted a resolution instructing management to maintain the confidentiality of such discussions and negotiations, including the principal terms thereof and the identities of the parties thereto.

     Except as set forth above, the Company is not undertaking or engaged in any negotiations in response to the Offer, nor has the Company entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) GENESIS MERGER AGREEMENT

     On July 28, 2002, NCS, Genesis and Sub entered into the Genesis Merger Agreement, pursuant to which Sub will merge with and into NCS (the "Genesis Merger"), with NCS surviving as a wholly owned subsidiary of Genesis. If the Genesis Merger is completed, each outstanding Share, other than Shares held by NCS and other than dissenting Shares, will be converted into the right to receive 0.1 of a share of common stock of Genesis, par value $0.02 per share. The completion of the Genesis Merger is subject to regulatory approvals and other customary conditions, including the approval of the holders of a majority of the voting power represented by the outstanding Shares.

     At the closing of the Genesis Merger, Genesis will repay in full the outstanding debt of NCS, which includes $206 million principal amount of senior debt, and will redeem the full $102 million principal amount of outstanding Notes, including any accrued and unpaid interest and redemption premium.

     (b) LEGAL MATTERS

     Litigation. Between July 30, 2002 and August 7, 2002, seven lawsuits were filed against the Company and its directors. The lawsuits are described below.

  OMNICARE V. NCS HEALTHCARE, C.A. NO. 19800, COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, FILED AUGUST 1, 2002, AMENDED AUGUST 12, 2002.

     This lawsuit alleges, among other things, that: (i) the Voting Agreement among Jon H. Outcalt, NCS and Genesis and the Voting Agreement among Kevin B. Shaw, NCS and Genesis violate the Company's Certificate of Incorporation, and that the Class B Common Shares held by Messrs. Outcalt and Shaw have converted into Class A Common Shares as a result of Messrs. Outcalt and Shaw granting irrevocable proxies in support of the Genesis Merger; (ii) the NCS Board breached its fiduciary duties by entering into the Genesis Merger Agreement on July 28, 2002 and by declining to consider Omnicare's July 26, 2002 proposal to acquire NCS; and (iii) Genesis aided and abetted such alleged breaches of fiduciary duties. Plaintiff seeks, among other things: (a) a declaration that the Class B Common Shares held by Messrs. Outcalt and Shaw have converted into Class A Common Shares; (b) preliminary and permanent injunctions preventing NCS, its directors, and Genesis from taking further action relating to the Genesis Merger Agreement; (c) preliminary and permanent injunctions against Genesis preventing it from aiding and abetting alleged breaches of fiduciary duties by the NCS Board; (d) a declaration that the Genesis Merger Agreement and related Voting Agreements are void; and (e) such other and further relief as the Court may deem just and proper. A motion for a preliminary injunction has been filed in this matter. The Court has granted Omnicare's motion to expedite discovery in this matter. The duration and outcome of this litigation cannot be predicted at this time.

  DOLPHIN LIMITED PARTNERSHIP I V. OUTCALT, C.A. NO. 19822, COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, FILED AUGUST 7, 2002.

     This lawsuit, allegedly brought on behalf of the named plaintiff and a class of NCS stockholders, alleges, among other things, that: (i) the NCS Board breached its fiduciary duties by entering into the Genesis Merger Agreement on July 28, 2002 and by declining to consider Omnicare's July 26, 2002 proposal to acquire NCS;

(ii) the NCS Board breached its fiduciary duties by failing to consider Omnicare's August 1, 2002 proposal to acquire NCS; (iii) the NCS Board breached its fiduciary duties by not conditioning the consummation of the Genesis Merger on the approval of the holders of the Class A Common Shares, voting as a separate class; and (iv) Genesis aided and abetted these alleged breaches of fiduciary duty. Plaintiffs seek, among other things: (a) a declaration that the complaint is properly maintainable as a class action; (b) preliminary and permanent injunctions against the Genesis Merger; (c) an injunction conditioning consummation of the Genesis Merger on approval by the holders of the Class A Common Shares, voting as a separate class; (d) rescission of the Genesis Merger if it is consummated prior to the Court's order; (e) monetary damages; (f) attorneys' fees, costs and expenses; and (g) such other and further relief as the Court may deem just and proper. The duration and outcome of this litigation cannot be predicted at this time.

  BIERCH V. NCS HEALTHCARE, C.A. NO. 19786, COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, FILED JULY 30, 2002.

  NOBLE V. NCS HEALTHCARE, C.A. NO. 19807, COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, FILED AUGUST 1, 2002.

  TREADWAY V. OUTCALT, C.A. NO. 19810-NC, COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, FILED AUGUST 2, 2002.

  SALTZMAN V. OUTCALT, C.A. NO. 19811-NC, COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, FILED AUGUST 2, 2002.

  PETROVIC V. NCS HEALTHCARE, COURT OF COMMON PLEAS, CUYAHOGA COUNTY, OHIO, FILED AUGUST 1, 2002.

     These lawsuits, allegedly brought on behalf of the named plaintiffs and a class of NCS stockholders, allege, among other things, that the NCS Board breached its fiduciary duties by entering into the Genesis Merger Agreement on July 28, 2002 and by declining to consider Omnicare's July 26, 2002 proposal to acquire NCS. Plaintiffs seek, among other things: (i) a declaration that the complaint is properly maintainable as a class action; (ii) preliminary and permanent injunctions against the Genesis Merger; (iii) rescission of the Genesis Merger if it is consummated prior to the Court's order; (iv) monetary damages; (v) attorneys' fees, costs and expenses; and (vi) such other and further relief as the Court may deem just and proper. The duration and outcome of the litigation based on these complaints cannot be predicted at this time.

     NCS believes that each of these lawsuits is without merit and intends to vigorously defend these actions.

     (c) REGULATORY MATTERS

     U.S. Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by the Offeror pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Omnicare filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on August 8, 2002. As required by the HSR Act, NCS filed the Forms on August 19, 2002, the next business day after the tenth calendar day following the day Omnicare filed its Forms. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., Eastern Time, on August 23, 2002, the fifteenth day after Omnicare filed its Forms and paid the applicable filing fees. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 P.M., Eastern Time, on the tenth day after Omnicare has substantially complied with such request. If the tenth day falls on a weekend or holiday, the waiting period will expire at the close of the next regular business day. Thereafter, such waiting periods can be extended only by court order or by voluntary consent of the parties.

     The Antitrust Division and the FTC frequently scrutinize the legality of transactions under the antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the

FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of the Company's or Omnicare's assets. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

ITEM 9.  EXHIBITS.

EXHIBIT NO.
-----------
Exhibit 1.            Letter, dated August 20, 2002, to the stockholders of the
                      Company.*
Exhibit 2.            Press Release issued by the Company on August 20, 2002.*
Exhibit 3.            Proxy Statement on Schedule 14A, dated November 9, 2001,
                      relating to the Company's 2001 Annual Meeting of
                      Stockholders (NCS Schedule 14A, filed October 29, 2001, is incorporated herein by reference).
Exhibit 4.            Voting Agreement, dated as of July 28, 2002, by and among
                      Jon H. Outcalt, NCS HealthCare, Inc. and Genesis Health
                      Ventures, Inc. (Exhibit 10.1 to NCS Current Report on Form
                      8-K, filed July 30, 2002, is incorporated herein by
                      reference).
Exhibit 5.            Voting Agreement, dated as of July 28, 2002, by and among
                      Kevin B. Shaw, NCS HealthCare, Inc. and Genesis Health
                      Ventures, Inc. (Exhibit 10.2 to NCS Current Report on Form
                      8-K, filed July 30, 2002, is incorporated herein by
                      reference).
Exhibit 6.            Binding Term Sheet Agreement, dated July 28, 2002, by and
                      among Genesis Health Ventures, Inc., NCS HealthCare, Inc.
                      and Jon H. Outcalt.*
Exhibit 7.            Amendment to Salary Continuation Agreement, dated August 21,
                      2001, between NCS HealthCare, Inc. and Jon H. Outcalt
                      (Exhibit 10.23 to NCS Annual Report on Form 10-K for the
                      year ended June 30, 2001, is incorporated herein by
                      reference).
Exhibit 8.            Salary Continuation Agreement, dated September 29, 2000,
                      between NCS HealthCare, Inc. and Jon H. Outcalt (Exhibit
                      10.1 to NCS Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000, is incorporated herein by reference).
Exhibit 9.            Salary Continuation Agreement, dated September 29, 2000,
                      between NCS HealthCare, Inc. and Kevin B. Shaw (Exhibit 10.2 to NCS Quarterly Report on Form 10-Q for the quarterly
                      period ending September 30, 2000, is incorporated herein by reference).
Exhibit 10.           Amendment to Salary Continuation Agreement, dated August 21,
                      2001, between NCS HealthCare, Inc. and Kevin B. Shaw
                      (Exhibit 10.24 to NCS Annual Report on Form 10-K for the
                      year ended June 30, 2001, is incorporated herein by
                      reference).
Exhibit 11.           Salary Continuation Agreement, dated October 25, 2000,
                      between NCS HealthCare, Inc. and William B. Byrum (Exhibit
                      10.3 to NCS Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000, is incorporated herein by reference).
Exhibit 12.           Form of NCS HealthCare, Inc. Salary Continuation Agreement.*
Exhibit 13.           NCS HealthCare, Inc. Severance Benefit Plan, dated as of
                      February 20, 1998.*
Exhibit 14.           Employment Agreement, dated July 1, 2001, between NCS
                      HealthCare, Inc. and William B. Byrum (Exhibit 10.22 to NCS
                      Annual Report on Form 10-K for the year ended June 30, 2001, is incorporated herein by reference).
Exhibit 15.           Retention and Indemnification Agreement, dated June 26,
                      2002, among NCS HealthCare, Inc. and certain directors and officers of NCS HealthCare, Inc.*
Exhibit 16.           Agreement and Plan of Merger, dated as of July 28, 2002, by and among Genesis Health Ventures, Inc., Geneva Sub, Inc., and NCS HealthCare, Inc. (Exhibit 2.1 to NCS Current Report
                      on Form 8-K, filed July 30, 2002, is incorporated herein by reference).
Exhibit 17.           Amended Omnicare Complaint, dated August 12, 2002 (Exhibit
                      99.3 to NCS Current Report on Form 8-K, filed August 19,
                      2002, is incorporated herein by reference).
Exhibit 18.           Omnicare Complaint, dated August 1, 2002 (Exhibit 99.2 to
                      NCS Current Report on Form 8-K, filed August 7, 2002, is
                      incorporated herein by reference).

EXHIBIT NO.
-----------
Exhibit 19.           Dolphin Limited Partnership Complaint, dated August 7, 2002
                      (Exhibit 99.2 to NCS Current Report on Form 8-K, filed
                      August 19, 2002, is incorporated herein by reference).
Exhibit 20.           Bierch Complaint, dated July 30, 2002 (Exhibit 99.1 to NCS
                      Current Report on Form 8-K, filed August 7, 2002, is
                      incorporated herein by reference).
Exhibit 21.           Noble Complaint, dated August 1, 2002 (Exhibit 99.3 to NCS
                      Current Report on Form 8-K, filed August 7, 2002, is
                      incorporated herein by reference).
Exhibit 22.           Treadway Complaint, dated August 2, 2002 (Exhibit 99.4 to
                      NCS Current Report on Form 8-K, filed August 7, 2002, is
                      incorporated herein by reference).
Exhibit 23.           Saltzman Complaint, dated August 2, 2002 (Exhibit 99.5 to
                      NCS Current Report on Form 8-K, filed August 7, 2002, is
                      incorporated herein by reference).
Exhibit 24.           Petrovic Complaint, dated August 1, 2002 (Exhibit 99.1 to
                      NCS Current Report on Form 8-K, filed August 19, 2002, is
                      incorporated herein by reference).

---------------

* Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NCS HEALTHCARE, INC.

                                             By:   /s/ Kevin B. Shaw

                                            ------------------------------------
                                                       Kevin B. Shaw
                                               President and Chief Executive
                                                         Officer

Dated: August 20, 2002

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